UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2026

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

MATERIAL EVENT

CORPORATE NAME            :      EMBOTELLADORA ANDINA S.A.

TAXPAYER I.D.                  : 91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Securities Exchange Commission, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the "Company"), its business, its securities or tender offer, as a material event:

The following was resolved, among other matters, at a Company's Regular Board of Directors’ Meeting held on February 24, 2026:

I.	To convene a Regular Shareholders Meeting for April 16, 2026, at 10:00 a.m. (the "Meeting"), which will be carried out remotely and from the Company's offices located at Av. Miraflores 9153, Renca, Metropolitan Region. The aforementioned in accordance with the provisions of General Rule No. 435 and Circular No. 1141.

II.	The matters to be discussed at the Meeting shall be the following:

1.            The approval of the Annual Report, the Statement of Financial Position and the Financial Statements for the year 2025; as well as the approval of the Report of the Independent Auditing Firm with respect to the mentioned Financial Statements;

2.            Approve the distribution of profits and the distribution of dividends as described below;

3.            Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

4.            Determine the compensation for directors, and members of the Company's various committees as of April 2026; as well as the presentation of the annual management report and the expenses incurred by the Committee of Directors and the Board of Directors;

5.            Appoint the Company’s independent auditors for the year 2026;

6.            Appoint the Company’s rating agencies for the year 2026;

7.            Report on Board resolutions allowing related party transactions in accordance with Articles 146 and forward of Chilean Corporate Law, regarding transactions that took place after the last Ordinary Shareholders’ Meeting;

8.            Determine the newspaper where regular and special shareholder meetings notices and invitations shall be published; and

9.            In general, to resolve every other matter under its competency and any other matter of Company interest.

III.	Propose to the Meeting the distribution of a dividend, charged to profits for the 2025 fiscal year, in the following amounts:

a.	Ch$102 (one hundred and two Chilean pesos) per Series A Shares and;

b.	Ch$112.2 (one hundred-twelve point two Chilean pesos) per Series B Shares.

If the Shareholders’ Meeting approves the payment of the aforementioned new dividend, they will be paid beginning on May 14th, 2026. The Shareholder Registry will close for payment of this dividend on the fifth business day prior to the payment date.

Santiago, February 25th, 2026.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, February 25th, 2026